INVEST IN **DINING FOR CHARITIES**

The Community-Based Ecosystem Where People Save Money & Local Businesses and Nonprofits Prosper!


DINING FOR CHARITIES™
THE AWARD-WINNING
PLATFORM CREATING
POSITIVE CHANGE
& PROFITABLITY
IN OUR COMMUNITIES

diningforcharities.com Atlanta GA

Brick & Mortar | Restaurant | Service

LEAD INVESTOR



Cindy Rainbolt

My husband and I tried Dining for Charities (DFC) and based on our initial experience we have continued to use DFC. We believe it is a great product. DFC provides a win for all participants with restaurants, entertainment venues and retail stores getting new and repeat customers in their doors, the customer gets to try different restaurants at discounted prices and the local charities benefit. We try to focus on investing in companies with products that we use in our everyday lives. When we received the opportunity to invest in DFC, it matched our investment philosophy. In addition, Bill Evans has the resume experience for the business and DFC's business plan is to take the existing product template and expand that template to over 100 markets in the United States. We are certainly excited to be involved in this investment opportunity and are looking forward to watching DFC's planned growth unfold. Cindy Rainbolt Energy Management Services

Invested $15,000 this round

Highlights

1. Currently on-boarding Atlanta + Las Vegas + Mobile + Birmingham + 8 more markets by year's end.
2. August 2023 named Best Charitable Hospitality Marketing Strategy Organization in 2023 by LUX Life.
3. $1.1M cumulative revenue, bootstrapped. 47.28% Returning Customer Rate from 2021 through July 2023.
4. 5/10/23 "Dining for Charities Day" declared in Columbus, GA recognizing 100K+ raised for charities.
5. Named "The Next Big Deal" by the National Association of Broadcasters Small Market in October, 2019.
6. Over 8,000 customers.
7. 15% of each deal sold is donated monthly to a local charity partner in the markets we operate in.
8. Over $165,000 raised for local charities as of August 2023.

Our Team



Bill Evans Founder and CEO

As Founder Evans has been working diligently every spare minute to bring Dining for Charities to its current opportunity of expanding across the U.S.



Connor Evans COO/CTO

Connor brings more than 15 years of tech, sales, marketing, and operations experience specializing in ecommerce and digital marketing. He currently consults with companies in several industries as an expert in digital technology, sales, and marketing.



Kristen Nesbitt VP of Sales

Kristen has a rich background in the media industry and the world of wine. She was one of the Founders and Marketing Manager of Chumeia Vineyards winery. She is an original member of Dining for Charities and a highly awarded media sales professional.



Shaun Patrick Hynes Head of Customer Success

Shaun is a veteran broadcaster spanning 35 years, garnering several awards for marketing, promotions, & production for local affiliates of all major TV networks. An original member of DFC,

Shaun is now fully devoted to its expansion and continued success.

Welcome to...

DINING FOR CHARITIES™

THE AWARD-WINNING PLATFORM CREATING POSITIVE CHANGE & PROFITABLITY IN OUR COMMUNITIES



LUX life
Hospitality
awards
2023

"BEST CHARITABLE HOSPITALITY MARKETING STRATEGY ORGANIZATION"
LUX Life Magazine, 2023

NAB SMTE Small Market Television Exchange — **"THE NEXT BIG DEAL"** *NAB SMTE, 2019*

HOW DFC WORKS

BUY VOUCHER
Customers create an account on our website and buy a voucher for a restaurant or business

DINE OUT OR SHOP
Voucher is redeemed at partnering restaurant or business

PROCEEDS DONATED
15% of each voucher is kept and given to local charities

Partner business is paid their percentage after deal purchase, regardless of voucher redemption.
Vouchers purchased on DFC website; no transaction costs for partner businesses.

SUPPORTING SMALL BUSINESSES

- Vouchers help businesses attract and retain customers
- DFC's core strength: powerful marketing vehicle for our partners and ourselves
- Businesses benefit from total DFC marketing as all local business customers are funneled to the community website where their deal lives
- Local nonprofits deliver shopping encouragement directly to their supporters

DFC HAS A FULL DIGITAL AGENCY FOR OUR SMALL BUSINESS PARTNERS FEATURING:

WEBSITE DEVELOPMENT | SOCIAL MARKETING | DIGITAL ADS

HELPING LOCAL NONPROFITS

15% OF **EVERY** DEAL IS DONATED TO LOCAL CHARITIES & NONPROFITS

In response to weather events, global pandemics, and other societal ills

AMERICANS HAVE DEMONSTRATED BIG HEARTS



4% CAGR
$448.6 BILLION
$471.4 BILLION
$484.9 BILLION


2019
2020
2021

NP Source: "The Ultimate List of Charitable Giving..." 2022. Source: https://tinyurl.com/sacbynz National Philanthropic Trust. "Charitable Giving Statistics." 2022. Source https://tinyurl.com/yyl82bsb

MARKET POTENTIAL & TARGET MARKETS

DINING OUT

- **64%** of adults eat out at least 1x per week
- **$71** average household spend per week
- **45-54** highest age group for eating out
- **$100** spent weekly by $200k income households

COUPONS

- **$4.7 MM** total market dollars in 2020
- **$29.7 B** expected coupon market by 2031
- **18.6%** Annual increase
- ★ digital coupons & e-wallets on the rise, but many still use print coupons

NEXT MARKETS

- ATLANTA
  - **$113K** average houseold income
  - **$91** average household spend per week
- PHOENIX
- CHICAGO
- AUSTIN
- NEW YORK
- DENVER

Business Analyst Online. Source: bonarogis.com; Transparency Market Research: Digital Coupons Market

THE DIGITAL COUPON MARKET BOOM


Digital Coupons Market
2021-2031
18.6% CAGR
(2021-2031)
Market Value 2031
US$ 29.77 Bn
Delivery Type
Print-At-Home Coupons
Mobile Coupons
Mail-To-Home Coupons
Key Market Strategies
Integration of Digital Coupons with E-wallets is Meeting Convenience of Customers
Market by Region, 2021
North America
Europe
Asia Pacific
Middle East & Africa
South America
Mergers with Tech Startups are Helping eCommerce Giants to Strengthen Capabilities in Retail
TRANSPARENCY
MARKET RESEARCH
www.transparencymarketresearch.com

www.transparencymarketresearch.com/digital-coupons-market.html#graph-text

Forward looking projections cannot be guaranteed.

COMPETITIVE LANDSCAPE

	GROUPON	DINING FOR CHARITIES
National Footprint	✓	✗*
Established Name Brand	✓	✗
Supports Charitable Causes	✗	✓
85% Restaurant Share	✗	✓
Digital Marketing Agency	✗	✓
Long-Term Relationships	✗	✓

*Will be nationwide by 2024

Statista. "Global revenue of Groupon from 2008 to 2021." June 17, 2022. Source: https://tinyurl.com/y3ytz3uj

Forward looking projections cannot be guaranteed.

AI OPTIMIZATION

DFC'S PHASED APPROACH LEVERAGES AI TO:

DRIVE EFFICIENCIES ● ENHANCE CUSTOMER VALUE ● ACCELERATE GROWTH


PERSONALIZED RECOMMENDATIONS
MARKET ANALYSIS
CUSTOMER SERVICE CHATBOTS
PREDICTIVE ANALYTICS
SENTIMENT ANALYSIS
AUTOMATED MARKETING MODELS

GROWTH TIMELINE

2018
DFC launches on the Central Coast of California
DFC expands Columbus, GA

2019
DFC Expands to Watertown, NY

2020
Operations continue despite pandemic

2021
DFC expands Lubbock, TX
DFC expands Roanoke, VA

2022
Surpasses $135k in Charity Donations
DFC expands Albany, GA
DFC expands Newnan, GA

2023
DFC expands Atlanta, GA
DFC expands Las Vegas, NV
DFC expands Montgomery, AL
DFC expands Mobile, AL
DFC expands Dallas, TX
DFC achieves $1MM revenue

2024
Secure franchise restaurant partners
Expand Nationwide Goal of being in 100 markets by end of year
Launch Digital Agency
Launch Events Revenue Vertical
Launch Magazine Revenue Vertical

2025
DFC in 50 Major Markets and a total of 200 Markets

Forward looking projections cannot be guaranteed.

REVENUE & SOCIAL IMPACT

TIME PERIOD	GROSS REVENUE	GROSS PROFIT
2018-2023	$1,084,045	$181,667
July 2022 - June 2023 (Last 12 Months)	$219,678	$35,255
January - December 2022	$222,998	$35,088
January - June 2023	$102,234	$29,163
2023 Projection	$275,000	$48,000

DINING FOR CHARITIES HAS DONATED $167,312 TO LOCAL CHARITIES!

Current revenue numbers as of July 26, 2023.

Forward looking projections cannot be guaranteed.

FINANCIAL PROJECTIONS

Annual Revenue Forecast



$100,000,000
$75,000,000
$50,000,000
$25,000,000
$0
Year 1
Year 2
Year 3
Year 4
Year 5

Note: See Business Plan for detailed 60-month financial mode

Year 5 KPIs

50+
Major US Markets

520
Annual Vouchers Per Restaurant

1,495
Participating Restaurants

0.65%
Market Capture

Forward looking projections cannot be guaranteed.

USE OF FUNDS & INVESTMENT OPPORTUNITY

$1.23 MM RAISE IN EXCHANGE FOR 18% EQUITY

$700K	$400K	$60K	$70K
Hiring & Training	Initial Marketing	Software Development	OpEx / Market Expansion

Note: Figures are rounded. See Business Plan for detailed uses of funds.

184,000 SHARES OF CLASS B PREFERRED NONVOTING STOCK AVAILABLE

- ★ Preferred members will be paid back in full before any distributions are made to DFC
- ★ Per DFC business plan projections, all $1.23MM will be paid back by end of Year 3 plus significant profit
- ★ Per DFC business plan projections, Dining for Charities will be profitable by the end of Year 2

Forward looking projections cannot be guaranteed.